UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE ELECTRIC NETWORK.COM INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

28500Q108

(CUSIP Number)

John Veltheer, President

Electric Network.Com, Inc.

2957 West 21st Avenue

Vancouver, BC V6L 1K7

Canada

604-618-9327

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	28500Q108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ROLLOCK CAPITAL LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Rollock Capital Ltd. is incorporated pursuant to the laws of the British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,700,000
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
1,700,000
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 7.1% based on 24,093,000 common shares outstanding.
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1. Security and Issuer

This Statement relates to common shares without par value of The Electric Network.com Inc. (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1400 – 1500 West Georgia Street, Vancouver, BC V6G 2Z6.

Item 2. Identity and Background

(a)	Name: Rollock Capital Ltd. (“Rollock”), is a company incorporated pursuant to the laws of the British Virgin Islands.
(b)	Business address: Commonwealth Trust, PO Box 3321 – Drake Chambers, Road Town, Tortola, BVI.
(c)	Rollock, a corporation incorporated pursuant to the laws of the British Virgin Islands, is a private equity company.
(d)	During the last five years, neither Rollock, nor its sole director and executive officer, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
(e)

During the last five years, neither Rollock, nor its sole director and executive officer, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information with respect to the sole executive officer and director of Rollock, see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3. Source and Amount of Funds or Other Considerations

Rollock acquired beneficial ownership of 1,700,000 shares of the Issuer’s common stock on May 30, 2006 for $340,000 in cash in a private placement transaction.

Item 4. Purpose of Transaction

Rollock entered into the above-mentioned transaction to acquire shares of the Issuer's common stock for investment purposes. At this time, none of Rollock or, to its knowledge, its sole director and executive officer, have the intention of acquiring additional shares of the Issuer, although Rollock reserves the right to make additional purchases on the open market, in private transactions and from treasury. None of Rollock or, to its knowledge, its sole director and executive officer have any plans or proposes which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;
(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Rollock beneficially owns an aggregate of 1,700,000 shares of common stock (7.1%) of the Issuer.

Paul Michael Jenkins, the sole director and executive officer of Rollock, has power to vote or direct the vote, and to dispose or direct the disposition, of the 1,700,000 shares of common stock (7.1%) of the Issuer.

Other than as described in Item 3 above, Rollock has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2006	/s/ Paul Jenkins Signature
Paul Michael Jenkins, President and Secretary Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to ROLLOCK. During the last five years, none of the persons listed in the following table has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the persons listed in the following table was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ROLLOCK CAPITAL LTD.

Name/Position	Address	Principal Occupation, Principal Business and Address (1)	Citizenship
Paul Michael Jenkins	“White Osprey” Point of View Drive Providenciales Turks & Caicos	Consultant Commonwealth Trust Ltd. Road Town Tortola, British Virgin Islands	Canadian

(1)             Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.